August 11, 2026

Brian LaRose
Chief Financial Officer
BED BATH & BEYOND, INC.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123

        Re: BED BATH & BEYOND, INC.
            Registration Statement on Form S-3
            Filed August 5, 2026
            File No. 333-297979
Dear Brian LaRose:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Mike Heinz